ALTI Private Equity Access Fund

March 26, 2020

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545 and 811-23501

Dear Mr. Sutcliffe:

This letter is in response to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated January 16, 2020 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”). The below responses have been reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

RESPONSE: The Fund will supplementally provide the Staff with any test-the-waters materials that it uses in connection with the Fund’s offering.

2.	Please inform the staff of any exemptive applications and no-action requests the Fund has submitted or will submit in connection with this registration statement.

RESPONSE: At this time, the Fund does not plan to file any exemptive relief applications or no-action requests with the SEC.

3.	Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker-dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

RESPONSE: The Fund confirms that FINRA has reviewed the proposed underwriting terms. At this time FINRA has not issued a statement expressing any objections to the Fund’s compensation and other arrangements, but FINRA has yet to issue their final letter.

4.	If the Fund has a sales load please include the following among the bolded bullet points: “An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [_]% for sales load and offering expenses, you must experience a total return on your net investment of [_]% in order to recover these expenses.”

RESPONSE: The Fund has filled-in these blanks on the cover page of the Prospectus in the Registration Statement as part of Pre-Effective Amendment No. 1.

5.	As discussed in Guide 6 to Form N-2, “Where a Registrant uses or has reserved the authority to create a leveraged capital structure by issuing senior securities, cross- reference to the discussion of these risks should be included on the cover page of the prospectus as required by Item 1.j.” Please revise to include appropriate disclosure.

RESPONSE: The Fund does not intend to create a leveraged capital structure by issuing any senior securities as noted on page 44 of the Pre-Effective Amendment No. 1.

6.	It appears the Fund will invest a majority of its net assets in entities that invest solely in private equity and are exempt from registration by virtue of Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please note that the staff maintains that registered closed-end funds that invest more than 15% of their net assets in such entities should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

RESPONSE: The Fund acknowledges that the Staff has maintained a position that closed-end funds that invest more than 15% of their net assets in “private equity funds” or “hedge funds” that rely on a Section 3(c)(1) or 3(c)(7) exemption from the Investment Company Act of 1940, as amended (the “1940 Act”), are only permitted to offer and sell their shares to accredited investors (as defined in Rule 501 of Regulation D) in a minimum subscription amount of $25,000. However, the Fund does not believe that this position is applicable to it because the Fund will not be allocating its assets to “private equity funds” or “hedge funds.” Instead, as detailed in Pre-Effective Amendment No. 1, the Fund will allocate its assets to direct private equity transactions either through aggregation vehicles (“Co-Investment Vehicles”) created by the private equity sponsor (in order to enhance corporate efficiency and, in some cases protect investors from the imposition of taxes on unrealized profits) or by directly purchasing the securities in the private companies (in instances where control or tax issues are less problematic). The implementation of such a structure is analogous to the structures that are presently implemented by 1940 Act closed-end vehicles that invest in venture equity.

In instances where Co-Investment Vehicles are created, the vehicles have the benefit of efficiently aggregating capital into one control vehicle, so that the private equity sponsor may effectively control the investment without the need to coordinate among multiple investor parties. This is a fundamental advantage to private equity investments and the Fund believes it would not be practicable for retail investors to gain access to sponsor-led transactions without participating in the control vehicle.

The Fund believes that investing in private equity through Co-Investment Vehicles is analogous to investing in collateralized loan obligations (“CLOs”) for purposes of the 1940 Act analysis. Notwithstanding the Staff’s position, the Staff has historically permitted closed-end funds to invest in CLO structures that rely on a Section 3(c)(7) or 3(c)(1) private company exemption without imposing a minimum $25,000 or accredited investor limitation on investors, as the CLO structures were not considered by the staff to be “hedge funds” or “private equity funds.”

As described in the Pre-Effective Amendment No. 1, Co-Investment Vehicles are aggregator vehicles established to hold private equity securities for a pre-specified transaction and, similar to CLOs, are distinguished from private equity funds and hedge funds for a number of important reasons. First, Co-Investment Vehicles are unable to trade or make other investments. Specifically, Co-Investment Vehicles do not engage in any discretionary or blind-pool investing. Second, Co-Investment Vehicles are not open-ended, as investors cannot withdraw funds at specified intervals. Third, the control party of the Co-Investment Vehicle has no authority to reinvest the vehicle’s cash flows into new investments. Conversely, private equity funds and hedge funds are not subject to these restrictions.

Another distinction between a Co-Investment Vehicle and a private equity fund or hedge fund is that when the sponsor of a Co-Investment Vehicle selects a private company’s securities to purchase, the sponsor will seek co-investors to participate in that specific private transaction (not an investment strategy). Any structure created for these co-investment opportunities is solely allocated to the pre-designated opportunity set forth by the sponsor to the Co-Investment Vehicle. Conversely, a private equity or hedge fund involves the sponsor or manager first raising capital from multiple investors, and then exercising discretion over where, when and how to allocate this capital.

The Fund believes that closed-end funds that participate in private investment transactions through these Co-Investment Vehicles are therefore analogous to closed-end funds that invest in growth-stage, venture equity transactions that the Staff has previously permitted to proceed without imposing subscription minimums, with the only difference being that Co-Investment Vehicles are needed to protect against adverse taxation outcomes. Given the above, the Fund believes it would be misleading to refer to or treat Co-Investment Vehicles as a private equity fund or hedge fund, as doing so may lead investors to incorrectly believe that the Fund is a “fund of private funds” which is not the case.

At times, these Co-Investment Vehicles may also have the added benefit of serving as blocker corporations (“blockers”). A blocker is generally a C-corporation used in the U.S. private equity market that prevents private equity investors from having to recognize taxable income generated by the underlying operating company raising the capital. If an investor directly purchased or owned interests in the operating company, depending on its form of organization, the investor would likely be required to pay taxes on the income generated by the operating company. However, by making their investment through blockers, any tax liability would accrue to the blocker and not the investor. The investor would only be subjected to tax liability if the blocker chose to pay dividends, or when it ultimately sells its interest in the operating company and distributes its assets to investors. Given the fact that closed-end funds can have retail investor bases, blockers can help to alleviate complex tax issues for these individual investors who typically do not have the same level of tax expertise available to them as institutional investors.

From a practical standpoint, we note that the SEC publicly expressed a desire to explore structures that can balance current regulations with practical solutions in order to enable greater retail investor access to private markets and the Fund believes this is a crucial piece of that discussion.

7.	Disclosure indicates that Transaction Consultants will be paid to identify potential private equity investments for the Adviser and perform due diligence on those potential investments. It appears that the Transaction Consultants, as described in the Prospectus, will be providing advice to the Fund with respect to the desirability of investing in, purchasing or selling securities and, as such, would be investment advisers as that term is defined in the 1940 Act. See Section 2(a)(20) of the 1940 Act. Therefore, the Transaction Consultants and the Fund are affiliated parties. See Section 2(a)(3) of the 1940 Act. Accordingly, please delete all disclosure asserting that the Fund and Transaction Consultants are not affiliated. Please also revise the Prospectus to eliminate any statements indicating that the Transaction Consultants do not owe a fiduciary duty to the Fund. Further, please attach as an exhibit to the registration statement an investment advisory contract, conforming to the requirements of Section 15 of the 1940 Act and Section 205 of the Investment Advisers Act of 1940 (the “Advisers Act”), between the Fund and each Transaction Consultant. Alternatively, please explain to us why you believe the Transaction Consultants do not meet the definition of an investment adviser.

Disclosure also indicates that the Transaction Consultants will have ownership interests in the Deal Series Vehicles in which the Fund will invest (i.e., the Fund and the Transaction Consultants will co-invest). Given the Transaction Consultants’ status as investment advisers, such transactions are generally prohibited. See Section 17(d) of the 1940 Act. Accordingly, please revise the nature of the Fund’s relationship with Transaction Consultants to exclude prohibited co-investment. Further, please revise the disclosure to indicate that the Fund will not co-invest with any affiliates (as defined in Section 2(a)(3) of the 1940 Act). Alternatively, please explain to us how the federal securities laws permit the arrangements described above. Disclosure also indicates that, following the liquidation of each Private Equity Investment that is entered into through a Transaction Consultant, the Fund may make a “carried interest” payment to the Transaction Consultant. Such payments are not permissible compensation for investment advisers under Section 205 of the Advisers Act; accordingly, please revise the terms of the relationship between the Fund and any Transaction Consultants to eliminate them. Alternatively, please explain to us how the federal securities laws permit the arrangements described above.

RESPONSE: The Fund does not consider the Transaction Agents (as defined in Pre-Effective Amendment No. 1) to be the Fund’s investment advisors (as defined in Section 2(a)(20) of the 1940 Act) because all investment decisions, recommendations and advice will be made by the Fund and its investment adviser independent of the Transaction Agents. In particular, these decisions will be made on behalf of the Fund by the Investment Advisor’s (ALTI) internal Investment Committee, as described below. The Transaction Agents will not have any affiliation with the Fund’s Investment Committee. The Fund has removed all references of “investment advice and recommendations” related to the Transaction Agents (previously the Transaction Consultants), and has clarified that the Transaction Agent’s role is limited to providing the Fund with access to potential Co-Investment Opportunities and associated due diligence on behalf of the Fund. Consistent with structure implemented by the Altegris KKR Commitments Master Fund and others the Transaction Agents will receive no direct compensation from the Fund or the Fund’s investment adviser for providing advisory services or recommendations to the Fund. The Transaction Agents are only compensated through their management and oversight of the respective Deal Series Vehicles that are established for each actual investment a Transaction Agent sources for the Fund, and in which the Fund independently chooses to participate.

The Fund has included additional information on its Investment Committee in Pre-Effective Amendment No. 1. The Fund’s Investment Committee will be finalized and in-place prior to the consummation of the Fund’s offering. In brief, the Investment Committee is made up of investment professionals with over 30 years of collective experience in evaluating and investing private equity opportunities. The Investment Committee will create specified parameters for the Transaction Agents on what types of deals that they should present to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager.

In selecting Co-Investment Opportunities, the Committee Members will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

The Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

Lastly, the Investment Committee will conduct a detailed review of each co-investment as it passes through the due diligence stages. The Investment Committee will also review periodic updates on the investments they previously authorized the Fund to purchase.

8.	Pursuant to Instruction 5 of Item 1.1(g), please set forth any termination date of the offering, and any arrangements, or lack thereof, to place the funds received in an escrow, trust, or similar arrangement.

RESPONSE: The Fund has added the requested disclosure on the cover page of the Prospectus in Pre-Effective Amendment No. 1.

9.	For the paragraphs on the Adviser and Sub-Adviser, the Fund states, “After an initial two-year period, the Investment Management Agreement [/the Sub-Advisory Agreement] may be continued from year to year if its continuation is approved annually by the Board, including a majority of the independent trustees.” Please revise this sentence to note that the subsequent approvals of the Investment Management Agreement/Sub-Advisory Agreement must be at a meeting held for that purpose. See Section 15(c) of the 1940 Act.

RESPONSE: The Fund has added the requested disclosure on pages 1-2 of the Pre-Effective Amendment No. 1.

10.	Referencing the first sentence of the fourth paragraph of this section, please disclose what constitutes “sufficient capital raised”; and advise us how much time the Fund expects to take to raise this amount, and how the Fund will comply with the requirements of Rule 35d-1 of the 1940 Act in the interim. It appears to us that investments in public equity companies by the Sub-Adviser, referenced in the third paragraph, will not enable the Fund to meet these requirements; please clarify. Finally, what will the Fund do in the event it fails to raise sufficient capital?

RESPONSE: The Fund represents that approximately $30,000,000 would constitute “sufficient capital raised” and the Fund anticipates that it will take less than a year to raise said amount. Until sufficient capital is raised, the Fund anticipates that it will invest in liquid securities. Once the Fund has raised sufficient capital, the Fund will begin to invest in private equity investment through Transaction Agents, as described in the Registration Statement.

11.	Please define “institutional qualified purchasers.”

RESPONSE: The Fund has included the “qualified purchaser” definition as defined under Section 2(a)(51) of the Investment Company Act on page 5 of Pre-Effective Amendment No. 1.

12.	Please define “capital calls.” Will the Fund make multiple capital calls on shareholders? If so, please provide appropriate disclosure. Will the Fund enter into unfunded commitments? If so, please provide appropriate disclosure and confirm that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Also, please provide a general explanation as to why it believes it can cover its commitments.

RESPONSE: The Fund informs the Staff that it will not require capital calls (draw downs or capital commitments) from its shareholders and has removed the term from Pre-Effective Amendment No. 1.

13.	Disclosure indicates that the Deal Series Vehicles in which the Fund invests will in turn invest in “Aggregators,” which are often called “blocker corporations.” Will these “blocker corporations” be overseas entities? If so, please do the following:

*       Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the blocker corporations.

*       Disclose that each investment adviser to the blocker corporations complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the blocker corporation and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the blocker corporation, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the blocker corporations’ investment advisory agreements may be combined.

*       Disclose that each blocker corporation complies with provisions relating to affiliated transactions and custody (Section 17 of the Investment Company Act). Identify the custodian of each blocker corporation.

*       Disclose the basis for determining that the blocker corporations’ undistributed income is qualifying income, such as an opinion of counsel.

*       Confirm in correspondence that the financial statements of the blocker corporation will be consolidated with those of the Fund.

*       Confirm in correspondence that: (1) the blocker corporations’ management fees (including any performance fee) will be included in “Management Fees” and the blocker corporations’ expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (2) the blocker corporations and their boards of directors will agree to designate agents for service of process in the United States; and (3) the blocker corporations and their board of directors will agree to inspection by the staff of the blocker corporations’ books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

RESPONSE: The Fund informs the staff that it does not intend to invest in overseas blockers.

14.	Please state the amount or percentage of the Distributor’s compensation from the Fund.

RESPONSE: The Fund will add the requested disclosure on page 11 of the Prospectus regarding the Distributor’s compensation in a subsequent amendment.

15.	Please provide any transaction consultancy agreements.

RESPONSE: The Fund will file a form of consultancy agreement referenced in the Prospectus in a subsequent amendment.

16.	Please clarify whether quarterly reports will be provided to shareholders and whether such reports will be available on the Fund’s website.

RESPONSE: The Fund will follow the federal securities laws related to reports that it must provide to its shareholders. Additionally, the Fund will make quarterly reports publicly available on its website. The Fund has provided such clarification on page 13 of the Pre-Effective Amendment No. 1.

17.	Please explain why the Fund does not include administrative fees in the Acquired Fund Fees and Expenses line item.

RESPONSE: The Fund added administrative fees to the “Acquired Fund Fees and Expenses” line item and corresponding disclosure in the applicable footnote describing such fees on page 14 of the Pre-Effective Amendment No. 1.

18.	Please provide the termination date of the expense reimbursement agreement. Depending on your response, we may have further comments.

RESPONSE: The expense reimbursement agreement will terminate 120 days after the Fund’s first fiscal year-end. The Fund has provided the termination date on page 14 of the Pre-Effective Amendment No. 1.

19.	Disclosure on page 10 indicates that the Fund, not the Adviser, will pay the Sub-Adviser; is this correct? If so, please revise the fee table to reflect this fact (e.g., include sub- adviser fees in the line item for management fees, and indicate whether any such fees will be reimbursed by the Adviser).

RESPONSE: The Fund added the requested disclosure on page 14 of the Pre-Effective Amendment No. 1

20.	With respect to the expense reimbursement agreement between the Fund and the Adviser, please clarify in footnote 4 that the Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of expense cap in place at the time of waiver or the time of recoupment.

RESPONSE: The Fund added the requested disclosure on page 14 of the Pre-Effective Amendment No. 1.

21.	Please ensure that any waiver reflected in the expense example only reflects the actual length of the contracted waiver.

RESPONSE: The Fund added the requested disclosure on page 15 of the Pre-Effective Amendment No. 1.

22.	We note that the Fund invests in convertible securities. If the Fund invests, or expects to invest in, contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality and the conversion triggers). If CoCos are, or will be, a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

RESPONSE: The Fund is not expected to invest in contingent convertible securities.

23.	The Fund states, “Investments managed by the Sub-Adviser offer liquidity to shareholders .. . . .” Please clarify that the portion of investments with the Sub-Adviser that assists in providing liquidity is subject to the Board's determination to allow a tender offer in its sole discretion.

RESPONSE: The Fund added the requested disclosure on page 19 of the Pre-Effective Amendment No. 1.

24.	The Fund states, “the Fund is expected to allocate a portion of the Fund’s assets with the Sub-Adviser.” Please note that the portion allocated to the Sub-Adviser will be approximately 20% upon full investment.

RESPONSE: The Fund added the requested disclosure on page 20 of the Pre-Effective Amendment No. 1.

25.	Please provide detail on what the ALTI Investment Committee is, who is on it, and its overall function.

RESPONSE: The Fund has included additional information on its Investment Committee in Pre-Effective Amendment No. 1. The Fund’s Investment Committee will be finalized and in-place prior to the consummation of the Fund’s offering. In brief, the Investment Committee is made up of investment professionals with over 30 years of collective experience in evaluating and investing private equity opportunities. The Investment Committee will create specified parameters for the Transaction Agents on what types of deals that they should present to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager.

In selecting Co-Investment Opportunities, the Committee Members will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

The Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

Lastly, the Investment Committee will conduct a detailed review of each co-investment as it passes through the due diligence stages. The Investment Committee will also review periodic updates on the investments they previously authorized the Fund to purchase.

26.	Please discuss the risk that the Fund's minority share in an Aggregator becomes a majority share along with any attendant risks that may result. If there is no risk of this occurring and no attendant risks as a result, please explain why in your response.

RESPONSE: To be updated by subsequent amendment.

27.	Please clarify whether allocation risk extends to the Sub-Adviser and/or Transaction Consultants.

RESPONSE: The allocation risk does not extend to the Sub-Advisor and/or Transaction Consultants.

28.	Please detail any policies and procedures for dealing with trading errors, including, but not limited to, how trading errors are reported to the Board especially, trading errors that will result in a loss to the Sub-Adviser.

RESPONSE: The Fund’s Board of Directors will form a Fair Value Committee and will adopt valuation procedures. The Fund’s Chief Compliance Officer will provide reports to the Board and the Fair Value Committee on various matters, including any trading or pricing errors.

29.	Please reconcile the second paragraph with the sentence on page 22, which states, “The Fund has no obligation, and does not intend, to enter into any hedging transactions.”

RESPONSE: We have reconciled the two paragraphs, as the sentence on page 20 of the Pre-Effective Amendment No. 1 is removed.

30.	Under Form N-2 Item 9.1.b(4), please state that the discussion regarding the Board's basis for approving the advisory contract will be included in the annual/semi-annual report, as applicable.

RESPONSE: The Fund added the requested disclosure on page 35 of the Pre-Effective Amendment No. 1.

31.	Under Form N-2 Item 9.1.b(1), please provide a description of the Adviser's experience as an investment adviser.

RESPONSE: The Fund added the requested disclosure on page 35 of the Pre-Effective Amendment No. 1.

32.	Please provide all information under Item 9.1.b (i.e., address, description of experience, basis for approving the advisory contract is included in the annual/semi-annual report).

RESPONSE: The Fund added the requested disclosure on page 36 of the Pre-Effective Amendment No. 1.

33.	It appears that the Fund may invest in foreign securities. Under Guide 9 to Form N-2, please provide a basis to assess the expertise and experience of the Sub-Adviser with respect to foreign investments.

RESPONSE: The Fund added the requested disclosure on page 36 of the Pre-Effective Amendment No. 1. The Fund also added a risk factor regarding “Risks Associated with Investments in Non-US Securities” on page 28 of the Pre-Effective Amendment No. 1.

34.	Please explain how "fair value" determinations by the Board are possible and may reasonably be relied upon when, as the Prospectus states, “[T]he Adviser will be dependent on information provided by the portfolio company, including quarterly unaudited financial statements that if inaccurate, could adversely affect the Adviser’s ability to value the Fund’s shares accurately.”

RESPONSE: The Fund added the requested disclosure in Pre-Effective Amendment No. 1 on pages 7 and 23. Additionally, information provided to the Advisor by the portfolio company, including quarterly unaudited financial statements, if inaccurate could adversely affect the Adviser’s value of the Fund’s shares.

35.	The disclosure regarding how often the Fund will calculate NAV is unclear; please clarify.

RESPONSE: The Fund will calculate a monthly NAV. The Fund added the requested disclosure on page 38 of the Pre-Effective Amendment No. 1.

36.	Please provide all Portfolio Manager information pursuant to Form N-2 Item 9.1.c.

RESPONSE: The Fund added the requested disclosure on page 53 of the Pre-Effective Amendment No. 1.

37.	The Fund states that it may not “invest more than 25% of its total assets in the securities of issues in any one industry.” Please add “or group of industries” after “any one industry.”

RESPONSE: The Fund added the requested disclosure on page 2 of the Pre-Effective Amendment No. 1.

38.	Please state the Fund's policy regarding the purchase or sale of real estate and real estate mortgage loans.

RESPONSE: The Fund does not intend to invest in real estate and real estate mortgage loans.

39.	The sections on investment company risk, insolvency considerations with respect to issuers of indebtedness, and lack of control appear to be risks. Please explain their placement, move them to the "Risk Factors" section, or remove them.

RESPONSE: The Fund moved the disclosures to pages 9-10 of the Pre-Effective Amendment No. 1.

40.	The Fund may invest ETFs, yet the risks of investing in ETFs are not fully disclosed. Accordingly, we ask that you please disclose the following:

a.	If securities underlying an ETF are traded outside of a collateralized settlement system, that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

b.	In stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

c.	Purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

RESPONSE: The Fund added the requested disclosure on page 16 of the Pre-Effective Amendment No. 1.

41.	Please confirm if the Fund intends to invest in private secondary deals. If so, please include disclosure related to private secondary deals in the Prospectus.

RESPONSE: The Fund does not intend to invest in private secondary deals.

42.	Please confirm in correspondence if the financial statements of each Deal Series Vehicle will be consolidated with those of the Fund, or describe why such vehicles will not be consolidated.

RESPONSE: The Fund’s interest in each Deal Series Vehicle will be included in its consolidated financial statements. The Fund is not expected to control, manage or be considered an affiliate of any Deal Series Vehicle.

43.	Please include disclosure in the Prospectus about how much carried interest will be paid to the Transaction Consultants.

RESPONSE: The Fund expects that the Transaction Agents will receive a performance fee (which is referred to as “carried interest”) following the liquidation of each Private Equity Investment. The Fund has included disclosure describing such fees on the cover page of the Prospectus in the Registration Statement as part of Pre-Effective Amendment No. 1.

44.	Footnote 3 to the fee table states that some of the fees or allocations related to the Deal Series Vehicles are not reflected in Acquired Fund Fees and Expenses. Please clarify exactly which fees and/or allocations are not included in Acquired Fund Fees and Expenses.

RESPONSE: The Fund informs the Staff that it will include the Deal Series Vehicle fees in a subsequent amendment.

45.	Please remove Footnote 5 to the fee table since it does not appear to apply to any of the line items.

RESPONSE: The Fund has made the requested disclosure modification in Pre-Effective Amendment No. 1.

46.	Discuss in your response letter the Fund’s method for accounting for offering costs. Please include in the response the literature that supports the accounting.

RESPONSE: The Fund has updated its response to Item 27 in Pre-Effective Amendment No. 1. The Fund will reimburse the Adviser for offering costs in accordance with GAAP.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir